FAN TO OWNER, LLC

FAN TO OWNER LLC - FAN TO OWNER FUTBOL 1
SEPARATE SERIES AGREEMENT

THIS SEPARATE SERIES AGREEMENT, dated as of November 2, 2023 (this "**Separate Series Agreement**") is entered into by and between f2o Sports Corporation as the Managing Member of **FAN TO OWNER LLC - FAN TO OWNER FUTBOL 1** (the "**Series**") and the parties described in Schedule 1 hereto, associated with the Series. Capitalized terms used herein and not otherwise defined are used as defined in the Limited Liability Company Agreement of the Company, dated and effective as of November 2, 2023 (as amended from time to time, the "**LLC Agreement**").

RECITALS

WHEREAS, the Managing Member formed a series limited liability company named "FAN TO OWNER LLC" (the "**Company**") pursuant to the Delaware Limited Liability Company Act by filing a Certificate of Formation of the Company with the office of the Secretary of the State of Delaware and entering into the LLC Agreement with the initial parties hereto;

WHEREAS, it is intended by the parties to this Separate Series Agreement to create this Series of the Company to enable the proposed investment by the Company in the Series Assets listed on Schedule 1 hereto;

WHEREAS, pursuant to the Subscription Agreement entered into by the Economic Members of the Series, the Economic Members of this Series have decided to invest in the Series through an investment in the Units of this Series and to become Economic Members of this Series;

WHEREAS, it is intended by the parties hereto that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to the Series and its Separate Property be enforceable against the assets of the Series and Separate Property only, and not against the assets of the Company generally or any other series thereof.

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties, intending to be legally bound, hereby agree as follows:

1. Series.

1.1. Name. In accordance with Section 3.3 of the LLC Agreement of the Company, the this protected series known as "**FAN TO OWNER LLC - FAN TO OWNER FUTBOL 1**" was created, which shall be a protected "Series" for purposes of the LLC Agreement.

1.2. Purpose; Series Assets. The purpose of this Series shall be limited to purchase, own, and manage the Series Assets listed on Schedule 1 hereto (the " **Fan to Owner Futbol 1 Assets**").

1.3. Managing Member. f2o Sports Corporation, a Delaware corporation, is appointed as the Managing Member of the Series with effect from the effective date hereof and shall continue to act as the Managing Member of the Series until dissolution of the Series pursuant to Section 10.1(b) of the LLC Agreement or its removal and replacement pursuant to Section 4.3 of the LLC Agreement.

1.4. Initial Member. f2o Sports Corporation, a Delaware corporation, will be the Initial Member of the Series.

2. Membership Units.

2.1. Classes.

2.1.1. Units. The Members shall hold membership interests denominated as Fan to Owner Futbol 1 Units. The Series may issue any number of distinct series of Fan to Owner Futbol 1 Units denominated as Class "*Type*" Fan to Owner Futbol 1 Units (for example, *Class CF Fan to Owner Futbol 1 Units*, *Class A Fan to Owner Futbol 1 Units*). The price per membership interest, voting rights, and obligations of each distinct series of Fan to Owner Futbol 1 Units shall be as reflected in the Offering Documents and Schedule 2 hereto which may be updated by the Managing Member from time to time as necessary to reflect accurately such information.

2.1.2. Action By Members without a Meeting. Any action required or permitted to be taken by the Members of this Series pursuant to Article XII of the LLC Agreement, may be taken without a meeting by the written consent of such holders or Members entitled to cast a sufficient number of votes to approve the matter as required by statute or the LLC Agreement, as the case may be.

2.1.3. Fan Votes. The Economic Members holding Fan to Owner Futbol 1 Units shall have the right to participate in certain polls and make recommendations on matters affecting any particular Series Asset by voting on certain matters as determined by the Managing Member or the Advisory Board (the "**Fan Vote(s)**"). The Fan Vote shall be advisory in nature and shall serve as recommendations for the Managing Member in making certain decisions, but shall not be binding on the Managing Member. The Managing Member may limit any Fan Vote to Members holding a minimum amount of Fan to Owner Futbol 1 Units, a specific series of Fan to Owner Futbol 1 Units, or Economic Members in a specific geographic location that would be relevant to a decision affecting a particular Series Asset, and/or other restrictions as set forth in the specific Offering Documents of this Series.

3. Fees and Expenses.

3.1. Broker; Brokerage Fee.

3.1.1. The Person or Persons listed on Schedule 2 hereto have been designated as the Broker(s) for the Initial Offering and the Subsequent Offering(s) of the Fan to Owner Futbol 1 Units, as applicable.

3.1.2. That percentage of the gross proceeds of the Units from the Series sold at the Initial Offering of the and the Subsequent Offering(s) of the Fan to Owner Futbol 1 Units, as applicable, is as set forth on Schedule 2.

3.1.3. The Managing Member may agree to enter into additional agreements with one or more Brokers to assist with Subsequent Offerings. Any change in the Brokerage Fees or additional Brokers will be designated on Schedule 2 hereto.

4. Headings. The headings in this Separate Series Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Separate Series Agreement or any provision hereof.

5. Severability. The invalidity or unenforceability of any particular provision of this Separate Series Agreement shall not affect the other provisions hereof, and this Separate Series Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

6. Integration. This Separate Series Agreement, the LLC Agreement, the Subscription Agreement, and the Offering Documents constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings pertaining thereto.

7. Counterparts. This Separate Series Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

8. Governing Law. This Separate Series Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed this Separate Series Agreement as of the date first-above stated.

MANAGING MEMBER:

f2o Sports Corporation, a Delaware corporation

DocuSigned by:

By: Wolfgang W. Muller

E6A8A12A453F44B...

Name: Wolfgang Muller

Title: CEO

Schedule 1

• The asset to be acquired and referred to in this Separate Series Agreement as the Series Asset is to be determined.

Schedule 2
Unit Designation

Unit Name	Unit Details
Class A Fan to Owner Futbol 1 Units	Number of units available: 6,060,606 Units issued to Managing Member or pursuant to an exemption from registration under the Act. Restrictions determined in issuance documents.
Class CF-1 Fan to Owner Futbol 1 Units	Price per unit: $5.00 Minimum units per investor: 6 Number of units available: 400,000 Transfer Restrictions: must be held for at least one year from the date of purchase Broker: Wefunder Portal LLC, an SEC registered Funding Portal Brokerage Fee: 7.5% of total Reg CF raise
Class CF-2 Fan to Owner Futbol 1 Units	Price per unit: $7.50 Minimum units per investor: 4 Number of units available: 400,000 Transfer Restrictions: must be held for at least one year from the date of purchase Broker: Wefunder Portal LLC, an SEC registered Funding Portal Brokerage Fee: 7.5% of total Reg CF raise